

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Allen Baharaff
Chief Executive Officer
Galmed Pharmaceuticals Ltd.
8 Shaul Hamelech Blvd.
Amot Hamishpat Bldg.
Tel Aviv, Israel 64733

> **Re: Galmed Pharmaceuticals Ltd.**
> **Registration Statement on Form F-1**
> **Filed February 6, 2014**
> **File No. 333-193792**

Dear Mr. Baharaff:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies and Estimates
Stock-Based Compensation and Fair Value of Ordinary Shares, page 59

1. Please refer to prior comment 13 and address the following additional comments:

    - Please separately tell us the estimated fair value per share of your common stock and the estimated fair value of each option at each grant date.

    - Please separately provide us a description and quantification of the transactions that serve as a basis for your valuations, as "based on the purchase price paid by new external and independent investors with pharmaceutical or financial expertise in our convertible notes or around the time of our equity issuances" is vague.

    - Please separately provide us a more informative explanation of the specific factors that caused the fair value of your common stock to change from each grant date, such as the "progress in the clinical development of our product candidates, submissions of new families of patent applications, new formulations of our product candidate and an investment round."

- Please revise your disclosure to specifically highlight that the estimates of fair value you have made are highly complex and subjective.\

- Please revise your disclosure to specifically highlight that the estimates of the fair value of your common stock will not be necessary to estimate the fair value of new awards once the underlying shares begin trading.

Please note that we are deferring a final evaluation of stock compensation and other costs recognized until the amendment containing the estimated offering price is filed.

2. Please provide us a calculation supporting your stock-based compensation expense recognized in the fourth quarter of 2013 of $10.9 million.

Business
Historical Background and Corporate Structure, page 109

3. The Reorganization, completed on February 2, 2014, transferred the ownership of the biopharmaceutical business and subsidiary holdings of Galmed Holdings, Inc. to Galmed Pharmaceuticals, Ltd. Your disclosure on page 129, which states that options were issued "to purchase 1,463 shares of GHI (or 1,066,527 of our ordinary shares)," appears to indicate the existence of a share exchange ratio in the Reorganization. Please describe and quantify this share exchange ratio and the related impact on all share and per share amounts as disclosed in your filing. Please tell us how you intend to reflect the Reorganization in the historical financial statements you present in your filing and reference for us the authoritative literature you rely upon to support your presentation. In your response, at a minimum, please specifically tell us how you intend to present your historical earnings per share and equity information as well as your capitalization table and dilution disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Robert L. Grossman, Esq.
        Greenberg Traurig, P.A.
        333 S.E. 2nd Avenue, Suite 4400
        Miami, Florida 33131